Exhibit 99.1

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2013	December 31 2014
Assets
Current assets:
Cash and cash equivalents (note 11)	$544.3	$565.0
Accounts receivable (note 4)	654.1	693.5
Inventories (note 5)	817.2	719.0
Income taxes receivable	13.6	11.4
Assets classified as held-for-sale	30.2	28.3
Other current assets	61.1	87.0
Total current assets	2,120.5	2,104.2

Property, plant and equipment	313.6	312.4
Goodwill (note 9(b))	60.3	19.5
Intangible assets	44.2	35.2
Deferred income taxes	45.3	37.3
Other non-current assets (notes 8 and 9(c))	55.0	75.0
Total assets	$2,638.9	$2,583.6

Liabilities and Equity
Current liabilities:
Accounts payable	$770.7	$730.9
Accrued and other current liabilities	274.5	259.6
Income taxes payable	30.6	14.5
Current portion of provisions	33.4	49.3
Total current liabilities	1,109.2	1,054.3

Pension and non-pension post-employment benefit obligations (note 8)	93.5	99.2
Provisions and other non-current liabilities	16.3	18.1
Deferred income taxes	17.9	17.1
Total liabilities	1,236.9	1,188.7

Equity:
Capital stock (note 7)	2,712.0	2,609.5
Treasury stock (note 7)	(12.0)	(21.4)
Contributed surplus	681.7	677.1
Deficit	(1,965.4)	(1,845.3)
Accumulated other comprehensive loss	(14.3)	(25.0)
Total equity	1,402.0	1,394.9
Total liabilities and equity	$2,638.9	$2,583.6

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2013	2014	2013	2014
Revenue	$1,436.7	$1,424.3	$5,796.1	$5,631.3
Cost of sales (note 5)	1,333.1	1,319.8	5,406.6	5,225.9
Gross profit	103.6	104.5	389.5	405.4
Selling, general and administrative expenses (SG&A)	56.2	52.9	222.3	210.3
Research and development	5.5	5.0	17.4	19.7
Amortization of intangible assets	2.8	2.5	12.2	10.6
Other charges (note 9)	17.5	37.4	4.0	37.1
Earnings from operations	21.6	6.7	133.6	127.7
Finance costs	0.8	1.0	2.9	3.1
Earnings before income taxes	20.8	5.7	130.7	124.6
Income tax expense (recovery) (note 10):
Current	(0.6)	4.0	16.9	9.7
Deferred	(0.7)	6.1	(4.2)	6.7
	(1.3)	10.1	12.7	16.4
Net earnings (loss) for the period	$22.1	$(4.4)	$118.0	$108.2

Basic earnings (loss) per share	$0.12	$(0.03)	$0.64	$0.61

Diluted earnings (loss) per share	$0.12	$(0.03)	$0.64	$0.60

Shares used in computing per share amounts (in millions) (note 7):
Basic	182.0	175.6	183.4	178.4
Diluted	184.5	175.6	185.4	180.4

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2013	2014	2013	2014
Net earnings (loss) for the period	$22.1	$(4.4)	$118.0	$108.2
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings (loss):
Actuarial gains on pension and non-pension post-employment benefit plans (note 8)	7.6	9.6	7.6	11.9
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations	(1.0)	(4.6)	(3.3)	(10.0)
Changes from derivatives designated as hedges	(6.9)	(7.3)	(15.1)	(0.7)
Total comprehensive income (loss) for the period	$21.8	$(6.7)	$107.2	$109.4

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2013	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions (note 7):
Issuance of capital stock	19.9	—	(12.8)	—	—	7.1
Repurchase of capital stock for cancellation	(82.6)	—	29.2	—	—	(53.4)
Purchase of treasury stock	—	(12.8)	—	—	—	(12.8)
Stock-based compensation and other	—	19.1	12.1	—	—	31.2
Total comprehensive income:
Net earnings for 2013	—	—	—	118.0	—	118.0
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment plans (note 8)	—	—	—	7.6	—	7.6
Currency translation differences for foreign operations	—	—	—	—	(3.3)	(3.3)
Changes from derivatives designated as hedges	—	—	—	—	(15.1)	(15.1)
Balance — December 31, 2013	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0

Capital transactions (note 7):
Issuance of capital stock	20.1	—	(12.3)	—	—	7.8
Repurchase of capital stock for cancellation (b)	(122.6)	—	(8.2)	—	—	(130.8)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	14.5	15.9	—	—	30.4
Total comprehensive income:
Net earnings for 2014	—	—	—	108.2	—	108.2
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment plans (note 8)	—	—	—	11.9	—	11.9
Currency translation differences for foreign operations	—	—	—	—	(10.0)	(10.0)
Changes from derivatives designated as hedges	—	—	—	—	(0.7)	(0.7)
Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9

(a)  Accumulated other comprehensive income (loss) is net of tax.

(b) Includes $50.0 prepayment under a program share repurchase. See note 7.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2013	2014	2013	2014
Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period	$22.1	$(4.4)	$118.0	$108.2
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization	16.9	17.8	71.7	68.7
Equity-settled stock-based compensation	6.6	5.9	29.2	28.4
Other charges (note 9)	1.2	40.8	1.9	47.1
Finance costs	0.8	1.0	2.9	3.1
Income tax expense (recovery)	(1.3)	10.1	12.7	16.4
Other	4.1	(2.3)	3.8	(14.7)
Changes in non-cash working capital items:
Accounts receivable	(0.7)	(3.1)	46.4	(39.4)
Inventories	64.6	56.2	(71.5)	98.2
Other current assets	(0.1)	(23.9)	3.6	(18.9)
Accounts payable, accrued and other current liabilities and provisions	(72.9)	(15.7)	(47.5)	(31.6)
Non-cash working capital changes	(9.1)	13.5	(69.0)	8.3
Net income taxes paid	(7.2)	(4.4)	(21.8)	(24.0)
Net cash provided by operating activities	34.1	78.0	149.4	241.5

Investing activities:
Purchase of computer software and property, plant and equipment	(11.1)	(16.6)	(52.8)	(61.3)
Proceeds from sale of assets	1.3	0.8	4.2	1.4
Net cash used in investing activities	(9.8)	(15.8)	(48.6)	(59.9)

Financing activities:
Repayments under credit facilities (note 6)	—	—	(55.0)	—
Issuance of capital stock (note 7)	1.0	0.4	7.1	7.8
Repurchase of capital stock for cancellation (note 7)	(24.8)	(73.6)	(43.6)	(140.6)
Purchase of treasury stock (note 7)	(2.4)	—	(12.8)	(23.9)
Finance costs paid	(0.6)	(2.2)	(2.7)	(4.2)
Net cash used in financing activities	(26.8)	(75.4)	(107.0)	(160.9)

Net increase (decrease) in cash and cash equivalents	(2.5)	(13.2)	(6.2)	20.7
Cash and cash equivalents, beginning of period	546.8	578.2	550.5	544.3
Cash and cash equivalents, end of period	$544.3	$565.0	$544.3	$565.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2014 and our financial performance, comprehensive income and cash flows for the three months and the year ended December 31, 2014.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on January 20, 2015.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2013 annual audited consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during 2014 from those described in the notes to our 2013 annual audited consolidated financial statements, except for the changes we made to the estimates and assumptions used to determine our warranty provisions. As a result of a review conducted in the third quarter of 2014, based primarily on historical experience, we recorded a net credit of $2.5 in cost of sales for the third quarter of 2014. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amount used in our impairment testing of our non-financial assets (see note 9(b)), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 8).

Recently adopted accounting pronouncements:

Effective January 1, 2014, we adopted IAS 32, Financial Instruments — Presentation (revised) as issued by the IASB, which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this amendment did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies as issued by the IASB, which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this interpretation did not have a material impact on our unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption.  We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of programs, the seasonality of our business, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014
Communications	41%	40%	42%	40%
Consumer	6%	3%	6%	5%
Diversified	27%	27%	25%	28%
Servers	11%	10%	13%	9%
Storage	15%	20%	14%	18%

Customers:

For the fourth quarter and full year 2014, we had three customers that individually represented more than 10% of total revenue (fourth quarter and full year 2013 — three customers and two customers, respectively).

4.             ACCOUNTS RECEIVABLE

In November 2012, we renewed and amended our accounts receivable sales agreement to sell up to $375.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. This agreement is renewable annually by mutual consent and can be terminated at any time by the banks or by us. In November 2013, we renewed and amended the agreement to reduce its overall capacity to $250.0 based upon our annual review of our requirements under this agreement. In November 2014, we renewed and amended this agreement at the same capacity and added a third bank. Each of these banks had a Standard and Poor’s long-term rating of A or above and short-term rating of A-1 at December 31, 2014. At December 31, 2014, we had sold $50.0 of accounts receivable under this facility (December 31, 2013 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

5.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $0.3 and $5.8 for the fourth quarter and full year 2014, respectively (fourth quarter of 2013 — net inventory recoveries of $0.3; full year 2013 — net inventory provisions of $7.9). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

6.             CREDIT FACILITIES

Our $400.0 revolving credit facility was scheduled to mature in January 2015. This facility included an accordion feature that would have allowed us to increase the credit limit under this facility by an additional $50.0 upon satisfaction of certain terms and conditions. In October 2014, we amended this facility under generally similar terms and conditions, extending its maturity to October 2018. Based on a review of our overall requirements, the credit limit of the amended facility was reduced to $300.0, with an accordion feature that allows us to increase this limit by an additional $150.0 upon satisfaction of certain terms and conditions. The facility includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. Borrowings under this facility bear interest for the period of the draw at LIBOR, Prime or Federal Funds rate plus a margin. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility.

Borrowings under our revolving credit facility have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this facility, which we repaid in the first half of 2013. At December 31, 2014, there were no amounts outstanding

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants required by this facility. Commitment fees paid in the fourth quarter and full year 2014 were $0.5 and $2.0, respectively (fourth quarter and full year 2013 — $0.5 and $2.0, respectively). At December 31, 2014, we had $30.1 (December 31, 2013 — $29.7) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2014 or December 31, 2013.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

7.             CAPITAL STOCK

We have repurchased subordinate voting shares in the open market for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and a substantial issuer bid (SIB). As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB.

In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 (including transaction fees) to repurchase and cancel an aggregate of 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased pursuant to two PSRs and 0.9 million subordinate voting shares repurchased pursuant to an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during its term to satisfy obligations under our stock-based compensation plans.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During 2014, we paid $31.0 (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion, which is expected by mid-March 2015.

During 2013, we paid $43.6 (including transaction fees) to repurchase and cancel 4.1 million subordinate voting shares under the 2013 NCIB, at a weighted average price of $10.70 per share. At December 31, 2013, we recorded a liability of $9.8, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the ASPP described above.

We grant share unit awards to employees under our stock-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the fourth quarter of 2014, we did not purchase any subordinate voting shares in the open market to satisfy the delivery requirements under our stock-based compensation plans. During the first nine

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

months of 2014, we paid $23.9 (including transaction fees) for the trustee’s purchase of 2.2 million subordinate voting shares in the open market (outside of any NCIB period) for such purpose. During the fourth quarter and full year 2013, we paid $2.4 and $12.8 (including transaction fees), respectively, for the trustee’s purchase in the open market of 0.2 million and 1.3 million subordinate voting shares, respectively, for such purpose. At December 31, 2014, the trustee held 2.0 million subordinate voting shares with a value of $21.4 (December 31, 2013 — 1.3 million subordinate voting shares with a value of $12.0).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the year ended December 31, 2014:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2013	5.3	3.5	5.4
Granted (i)	—	2.1	2.6
Exercised or settled (ii)	(1.1)	(2.0)	(0.5)
Forfeited/expired	(0.9)	(0.2)	(1.4)
Outstanding at December 31, 2014	3.3	3.4	6.1

Weighted-average grant date fair value of options and share units granted	$—	$9.33	$9.30

(i)                                     During 2014, we granted 2.6 million (2013 — 2.1 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2013 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at December 31, 2014 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions.

(ii)                                 During the fourth quarter and full year 2014, we received cash proceeds of $0.4 and $7.8, respectively (fourth quarter and full year 2013 — $1.0 and $7.1, respectively) relating to the exercise of stock options granted to employees.

At December 31, 2014, 1.1 million (December 31, 2013 — 1.0 million) DSUs were outstanding.

For the fourth quarter and full year 2014, we recorded employee stock-based compensation expense (excluding DSUs) of $5.9 and $28.4, respectively (fourth quarter and full year 2013 — $6.6 and $29.2, respectively), and DSU expense of $0.5 and $1.9, respectively (fourth quarter and full year 2013 — $0.6 and $1.9, respectively). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

Weighted average number of shares outstanding:

The weighted average number of shares used for the diluted per share calculations include the effect of stock-based compensation awards, if dilutive. For the fourth quarter of 2014, we excluded the effect of 2.0 million such awards as they were anti-dilutive due to the loss reported in the period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

8.                                      PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Our obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in other comprehensive income and we subsequently reclassify the amounts to deficit. For 2014, we recognized $11.9 of net actuarial gains, net of tax (2013 — $7.6 of net actuarial gains, net of tax). We used a measurement date of December 31, 2014 for the accounting valuation of our pension and non-pension post-employment defined benefit plans.

Also see note 9(c).

9.                                      OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014
Restructuring (a)	$17.5	$(2.1)	$28.0	$(2.1)
Asset impairment (b)	—	40.8	—	40.8
Pension obligation settlement loss (c)	—	—	—	6.4
Other (d)	—	(1.3)	(24.0)	(8.0)
	$17.5	$37.4	$4.0	$37.1

(a)                                 Restructuring:

Our restructuring charges (recoveries) are comprised of the following:

	Three months ended December 31		Year ended December 31
	2013	2014	2013	2014
Cash charges (recoveries)	$16.3	$(2.1)	$26.1	$(2.0)
Non-cash charges (recoveries)	1.2	—	1.9	(0.1)
	$17.5	$(2.1)	$28.0	$(2.1)

Due to our disengagement from BlackBerry Limited in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2013 throughout our global network intended to streamline and simplify our business and to reduce our overall cost structure and improve margin performance. In connection with these actions, we recorded restructuring charges of $28.0 in 2013, including $17.5 recorded in the fourth quarter of 2013. Although the restructuring actions were completed by the end of 2013, certain payments in connection therewith were made throughout 2014. At December 31, 2014, our remaining restructuring provision was $1.9 (December 31, 2013 — $18.0) comprised primarily of contractual lease obligations for a facility that we intend to close. In 2014, we recorded a net reversal of $2.1 primarily to adjust for lower than estimated payouts related to this facility.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with these restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale. We developed a detailed plan and recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded their respective fair value less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(b)                                 Annual impairment assessment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year and whenever events or changes in circumstance indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. We first allocate impairment losses in respect of a CGU to reduce the carrying amount of goodwill and then to reduce the carrying amount of other assets in the CGU or group of CGUs on a pro rata basis. Prior to our 2014 annual impairment assessment, we did not identify any triggering event during the course of 2014 that would indicate the carrying amount of our assets and CGUs may not be recoverable.

Upon completion of our 2014 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than that of our semiconductor CGU, exceeded their respective carrying values and no impairment exists for such assets and CGUs as of December 31, 2014. Our semiconductor CGU, which arose from our 2011 acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation Inc. and our 2012 acquisition of D&H Manufacturing Company, has underperformed due to factors including: overall demand weakness in the semiconductor industry in recent years, the cost of investments we have made, operational challenges, and the cost, terms and timing of ramping new programs. In addition, in 2014, this CGU incurred higher than expected losses, primarily due to lower than anticipated customer demand for the year as well as operational inefficiencies and commercial challenges associated with the ramping of new facilities and new programs for a particular customer. We continue to work with this customer to resolve these issues. Primarily as a result of management’s assessment of the negative impact of these factors on the timing and level of previously assumed future revenue growth of, and profitability improvements to, this CGU, we reduced our long-term cash flow projections of this CGU in the fourth quarter of 2014 and recorded an impairment charge of $40.8 against the goodwill of our semiconductor CGU in such period, reducing its balance from $60.3 to $19.5.

We determined the recoverable amount of our CGUs based on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions included projections of cash flows, which are based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other updates. The plan for the following year and the three-year strategic plan were both approved by management and presented to our Board of Directors. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values. For our 2014 annual impairment assessment, we used cash flow projections ranging from 2 years to approximately 9 years (2013 — 3 to 10 years; 2012 — 2 to 7 years) for our CGUs, in line with the remaining useful lives of the CGUs’ primary assets. We generally used our weighted-average cost of capital of approximately 10% (2013 — approximately 12%; 2012 — approximately 13%), on a pre-tax basis, to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2013 — 17%; 2012 — 20%) to reflect management’s assessment of increased risk inherent in these cash flows. We had reduced the discount rate for our semiconductor cash flow projections for 2013 to 17% compared to 20% for 2012 to reflect a perceived reduction in risk inherent in our semiconductor cash flows as a result of new business awarded in 2013. Despite the 2% decrease in the company’s overall weighted-average cost of capital in 2014 compared to 2013, and new business awarded to this CGU in 2014, we maintained its 17% discount rate for our 2014 annual analysis in recognition of the challenges faced by this CGU.

As noted above, despite the challenges facing our semiconductor CGU, we continued to develop new business opportunities with our semiconductor customers in 2014. As a result, for purposes of our 2014 impairment assessment, we assumed growth for this CGU in 2015 and future years at an average compound annual growth rate of 10% over a 9-year period, representing the remaining life of the CGU’s most significant customer contract. The growth rate is supported by new business awarded in 2014 and 2013, the expectation of future new business awards, and the anticipated overall demand improvement in the semiconductor end market based on certain market trend analyses published by external sources. We have also assumed that the average annual margins for this CGU over the projection period are slightly lower than the company’s overall margin performance achieved in 2014, as we continue to ramp new business and leverage our capital investments.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin or failure to improve the financial results of this CGU could result in additional impairment loss in this CGU in a future period.

As part of our annual impairment assessment, we perform sensitivity analyses to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. We did not identify any key assumptions where a reasonably possible change would result in material impairments to our other CGUs.

In 2013, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts of our CGUs exceeded their carrying amounts.

(c)                                  Pension obligation settlement loss:

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for those participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer eliminating significant financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges on our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

(d)                         Other:

In 2014, other was comprised primarily of the recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. In July 2013, we received similar recoveries of damages in the amount of $24.0.

10.                               INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013. There was no tax impact associated with the $40.8 non-cash goodwill impairment charge we recorded in the fourth quarter of 2014. See note 9 (b).

During the fourth quarter of 2013, we recorded net income tax recoveries of $8.0 arising from net changes to our provisions for certain tax uncertainties.

See note 12 regarding income tax contingencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2013 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2013. There have been no significant changes to the source of our inputs since December 31, 2013.

Cash and cash equivalents are comprised of the following:

	December 31 2013	December 31 2014
Cash	$294.3	$397.2
Cash equivalents	250.0	167.8
	$544.3	$565.0

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2014 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at December 31, 2014 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2014.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$10.6	$3.2	$2.1	$0.3
Account receivable and other financial assets	0.1	19.7	0.4	0.2
Accounts payable and certain accrued and other liabilities and provisions	(46.7)	(7.3)	(15.7)	(17.9)
Net financial assets (liabilities)	$(36.0)	$15.6	$(13.2)	$(17.4)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at December 31, 2014. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$(0.1)	$(0.1)
Other comprehensive income	1.0	—	0.8	1.1
1% Weakening
Net earnings	(0.5)	0.1	0.1	0.1
Other comprehensive income	(1.0)	—	(0.8)	(1.1)

At December 31, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$293.3	$0.88	14	$(6.7)
Thai baht	129.5	0.03	15	(1.1)
Malaysian ringgit	84.4	0.30	15	(5.1)
Mexican peso	32.2	0.07	14	(2.2)
British pound	98.3	1.59	4	1.7
Chinese renminbi	98.9	0.16	12	(0.1)
Euro	34.9	1.24	4	0.6
Romanian leu	15.8	0.29	12	(1.1)
Singapore dollar	25.3	0.79	12	(1.0)
Other	6.0		4	—
Total	$818.6			$(15.0)

At December 31, 2014, the fair value of the outstanding contracts was a net unrealized loss of $15.0 (December 31, 2013 — net unrealized loss of $17.3). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2014 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2014, we recorded $3.6 of derivative assets in other current assets, and $18.6 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2013 — $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. A trial date has been set for April 20, 2015.

Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada is scheduled to hear the appeal on February 9, 2015. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage.

The parties are currently engaged in settlement discussions. However, there can be no assurance that such discussions will result in settlements, or that any settlements or other dispositions of the lawsuits will not be in excess of amounts accrued or covered by our liability insurance policies. If settlements on terms acceptable to the company are not reached, the company intends to continue to vigorously defend these lawsuits. We believe the allegations in the claims are without merit. However, there can be no assurance that the outcome of these lawsuits will be favorable to us or that they will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matters are ongoing, we cannot predict their durations or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $17 to $22 at year-end

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $35 at year-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $28 at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 25 million Brazilian reais (approximately $10 at year-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.